

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

James S. Corl
Chief Executive Officer
Cohen & Steers Income Opportunities REIT, Inc.
280 Park Avenue
New York, NY 10017

> **Re: Cohen & Steers Income Opportunities REIT, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-11**
> **Submitted November 29, 2022**
> **CIK No. 0001939433**

Dear James S. Corl:

        We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-11 submitted November 29, 2022

General

1.   We note your amended disclosure regarding the private offering of Class P shares. Please confirm the following and include revised disclosure under appropriate captions in your prospectus:

   • which Cohen & Steers entities will participate in the private offering;
   • when the private offering will terminate in relation to the commencement of the registered offering; and
   • the factors you will consider in determining the offering price for the Class P shares.

You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Benjamin Wells, Esq.